EXHIBIT 99.1

Forward-Looking Statements
This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate” , “believe” , “continue” , “could” , “estimate” , “expect” , “intend” , “may” , “might” , “plan” , “possible” , “potential” , “predict” , “project” , “should” , “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;
•	changes in seaborne and other transportation patterns;
•	changes in worldwide oil production and consumption and storage;
•	changes in the supply of or demand for drybulk commodities, including drybulk commodities carried by sea, generally or in particular regions;
•	fluctuations in the supply and demand for crude oil and petroleum products and changes in the patterns of trade;
•	changes in the number of newbuildings under construction in the drybulk shipping industry or tanker shipping sectors;
•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;
•	the aging of our fleet and increases in operating costs;
•	changes in our ability to complete future, pending or recent acquisitions or dispositions;
•	our ability to achieve successful utilization of our expanded fleet;
•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;
•	our dependence on subsidiaries of Seanergy Maritime Holdings Corp. and our third-party managers to operate our business;
•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;
•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;
•	loss of our customers, charters or vessels;
•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;
•	our future operating or financial results;
•	acts of terrorism, other hostilities, pandemics or other calamities (including, without limitation, the worldwide novel coronavirus, or COVID-19, outbreak);
•	risks associated with the length and severity of the ongoing COVID-19 outbreak, including its effects on demand for dry bulk products, crew changes and the transportation thereof;
•	changes in global and regional economic and political conditions, including conditions in the oil industry;
•	general domestic and international political conditions or events, including “trade wars”, the war between Russia and Ukraine and related sanctions;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the marine transportation industry;
•	failure to meet the continued listing requirements of the Nasdaq Capital Market, which could cause our common shares to be delisted; and
•	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited interim carve-out financial statements of United Maritime Predecessor and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “we” or “our” refer to United Maritime Corporation and its wholly-owned subsidiaries and include United Maritime Predecessor, and references to “United Maritime Corporation” refer only to United Maritime Corporation and not also its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statement contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law.

Operating Results of United Maritime Predecessor

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities, primarily iron ore and coal. We currently own one Capesize drybulk vessel, with a cargo-carrying capacity of approximately 171,314 dwt and an age of 18.6 years.

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on a bareboat basis the vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Bareboat charter.  A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;
•	voyage charter rates;
•	time charter trip rates;
•	period time charter rates;
•	the nature and duration of our voyage and time charters;
•	vessel repositioning;
•	vessel operating expenses and voyage costs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	issuance of our common shares and other securities;
•	amount of debt obligations; and
•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters. Our vessel is chartered under a time charter arrangement.

If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

The world economy is facing a number of actual and potential challenges, including the war between Ukraine and Russia, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as COVID-19. For example, due in part to fears associated with the spread of COVID-19, global financial markets experienced significant volatility which may continue as the pandemic evolves or a new COVID-19 variant emerges. The lockdowns in certain cities in China have resulted in port congestion, delays, temporary closures of shipyards and further continuation or expansion of these lockdowns may cause disruptions in the global economy. In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. The initial effect of the invasion in Ukraine on the dry bulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. However, if these conditions are sustained, the longer-term net impact on the dry bulk freight market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences, and contribute to instability in the global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

Results of Operations of United Maritime Predecessor

Six months ended June 30, 2022 as compared to six months ended June 30, 2021
(In US Dollars)

	Six months ended June 30,		Change
	2022	2021	Amount	%
Revenues:
Vessel revenue, net	2,191,883	2,335,001	(143,118)	(6)%

Expenses:
Voyage expenses	(428,969)	(56,783)	(372,186)	655%
Vessel operating expenses	(1,029,663)	(1,014,182)	(15,481)	2%
Management fees	(196,172)	(170,150)	(26,022)	15%
General and administrative expenses	(331,751)	(272,711)	(59,040)	22%
Depreciation and amortization	(627,507)	(532,197)	(95,310)	18%
Operating (loss) / income	(422,179)	288,978	(711,157)	-
Other expenses:
Interest and finance costs	(315,445)	(373,019)	57,574	(15)%
Other, net	12,174	(100)	12,274	-
Total other expenses, net:	(303,271)	(373,119)	69,848	(19)%
Net loss	(725,450)	(84,141)	(641,309)	762%

Vessel Revenue, Net – The decrease is attributable mainly due to the decrease in operating days during the first half of 2022 as compared to the respective days in 2021 and was partially offset by the higher prevailing charter rates during the comparable periods. We had 111 operating days for the first six months of 2022 as compared to 180 operating days for the first six months of 2021. The decrease is mainly attributable to the scheduled dry-docking of the vessel in 2022 which resulted in a decrease in operating days by 60 days. Our time charter equivalent rate for the first half of 2022 is 25% higher than that of 2021. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – The increase was primarily attributable to increased off-hire days for scheduled dry-docking by 60 days and the respective bunker expenses incurred during the vessel’s dry-docking which were approximately $0.4 million. During the six months ended June 30, 2022, we incurred 10 off-hire days due to other unforeseen circumstances. During the six months ended June 30, 2021, we incurred 1 off-hire days due to other unforeseen circumstances.

Vessel Operating Expenses – Operating expenses for the six months ended June 30, 2022 and 2021 were $1 million each year as the ownership days were the same for both periods.

Management Fees – The increase was attributable to the increase in daily management fee due to the technical management services provided from Seanergy Shipmanagement, a subsidiary of Seanergy Maritime Holdings Corp. (“Seanergy”), starting in June 2022 for a monthly fee of $14,000, and an increase of $13,000 in third party management services compared to the same period of 2021.

General and Administrative Expenses – General and administrative expenses amounted to $0.3 million and $0.3 million for 2022 and 2021, respectively, and represent the allocation of the expenses incurred by Seanergy based on the number of ownership days of the fleet vessel. The increase in Seanergy’s general and administrative expenses from 2021 to 2022 was mainly attributable to an increase in staff costs, including stock based compensation, as the total number of staff at the end of the six-month period ended 2022 were approximately 20 more than those at the end of the six-month period ended 2021.

Depreciation and Amortization – The increase was mainly attributable to the amortization of the vessel’s dry-docking which was completed in the second quarter of 2022.

Interest and Finance Costs – The decrease is primarily attributable to the reduced balance of the outstanding debt due to instalment repayments under the loan facility.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Six months ended June 30,
Fleet Data:	2022	2021

Ownership days	181	181
Available days(1)	121	181
Operating days(2)	111	180
Fleet utilization	61.3%	99.4%

Average Daily Results:
TCE rate(3)	$15,882	$12,657
Daily Vessel Operating Expenses(4)	$5,689	$5,603

(1)	During the six months ended June 30, 2022, we incurred 60 off-hire days for scheduled dry-dockings. During the six months ended June 30, 2021, we incurred NIL off-hire days for scheduled dry-dockings.

(2)
During the six months ended June 30, 2022, we incurred 10 off-hire days due to other unforeseen circumstances. During the six months ended June 30, 2021, we incurred 1 off-hire days due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and  assists investors and our management in evaluating our financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

(4)
We include Daily Vessel Operating Expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

	Six months ended June 30,
	2022	2021
(In US Dollars)

Net revenues from vessels	$2,191,883	$2,335,001
Voyage expenses	$(428,969)	$(56,783)
Time charter equivalent revenues	$1,762,914	$2,278,218
Operating days	111	180
Daily time charter equivalent rate	$15,882	$12,657

	Six months ended June 30,
	2022	2021
(In US Dollars)

Vessel operating expenses	$1,029,663	$1,014,182
Ownership days	181	181
Daily Vessel Operating Expenses	$5,689	$5,603

EBITDA

	Six months ended June 30,
	2022	2021
EBITDA reconciliation:
Net loss	$(725,450)	$(84,141)
Add: Interest and finance costs, net	315,445	373,019
Add: Depreciation and amortization	627,507	532,197
EBITDA(1)	$217,502	$821,075

(1)         Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income/(loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. EBITDA is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Cash Flows of United Maritime Predecessor

	Six months ended June 30,
	2022	2021
Cash Flow Data:
Net cash (used in) /provided by operating activities	$(640,773)	$410,814
Net cash used in investing activities	$(454,585)	$-
Net cash provided by / (used in) financing activities	$579,874	$(84,266)

Six months ended June 30, 2022 as compared to six months ended June 30, 2021

Operating Activities:  Net cash used in operating activities amounted to $640,773 for the six-month period ended June 30, 2022, compared to net cash provided by operating activities of $410,814 for the six-month period ended June 30, 2021. Net cash used in operating activities in 2022 consisted non-cash items of $0.7 million plus a decrease in working capital of $0.6 million. Net cash provided by operating activities in 2021 consisted non-cash items of $0.6 million plus a decrease in working capital of $0.1 million.

Investing Activities: The 2022 cash outflow is related to vessel improvements payments for the installation of a ballast water treatment system.

Financing Activities: The 2022 cash inflow resulted from parent investment of $1,129,874 and was offset by debt repayments of $550,000. The 2021 cash outflow resulted from debt repayments of $400,000 and was offset by parent investment of $315,734.

Description of Indebtedness

July 2020 Entrust Facility

On July 15, 2020, Seanergy’s subsidiaries owning the Gloriuship and the Geniuship entered into a secured loan facility of $22.5 million with Kroll Agency Services Limited (previously known as Lucid Agency Services Limited) and Kroll Trustee Services Limited (previously known as Lucid Trustee Services Limited) as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders, or the EnTrust Facility, with Seanergy acting as the guarantor. The amount of $22.5 million was drawn down on July 16, 2020. The EnTrust Facility was split into two tranches, secured by the Geniuship and the Gloriuship. Of the total amount, $16.0 million was drawn under the Geniuship tranche and $6.5 million under the Gloriuship tranche. The EnTrust Facility was maturing in July 2025 and was originally secured by first priority mortgages over the Gloriuship and the Geniuship, general assignments covering earnings, insurances and requisition compensation of each vessel, account pledge agreements concerning the earnings account of each vessel, share pledge agreements concerning each vessel-owning subsidiaries’ shares and relevant technical and commercial managers' undertakings. On December 20, 2021, the vessel owning subsidiary of the Geniuship fully prepaid the amount of $14.6 million outstanding under the Geniuship tranche. The EnTrust Facility bore fixed interest rate of 10.5% per annum while, following the prepayment of the second tranche, principal obligation was amortizing through an instalment of $0.2 million and 14 consecutive quarterly instalments of $0.4 million each, followed by a balloon repayment of $0.4 million due at maturity. As of June 30, 2022, $5.0 million was outstanding under the EnTrust Facility.

On July 6, 2022, Seanergy announced that it has completed the spin-off of us, effective July 5, 2022.

On July 28, 2022, the EnTrust Facility was amended and restated, whereby the facility was increased by $9.4 million. The amended and restated loan bears fixed interest rate of 7.9% per annum and is guaranteed by United Maritime Corporation. The loan is repayable in three installments of $1 million each, payable nine, twelve and fifteen months after the loan amendment date, and a balloon payment of $11 million, payable in February 2024. The facility is secured by a first priority mortgage and general assignment covering earnings, insurances and requisition compensation of the Gloriuship, account pledge agreement concerning the earnings account of the vessel, share pledge agreement concerning our shares and relevant technical and commercial managers' undertakings.

United Maritime Predecessor

United Maritime Predecessor
Carve-out Balance Sheets
June 30, 2022 (unaudited) and December 31, 2021
(In US Dollars)

	Notes	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	5	250,000	765,484
Accounts receivable trade		-	70,000
Inventories		116,994	99,325
Prepaid expenses		100,826	59,461
Total current assets		467,820	994,270

Fixed assets:
Vessel, net	7	12,936,650	12,280,271
Total fixed assets		12,936,650	12,280,271

Other non-current assets:
Deferred charges, net and other long-term investments	6	3,065,486	155,549
TOTAL ASSETS		16,469,956	13,430,090

LIABILITIES AND PARENT EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs of $57,682 and $72,926, respectively	8	1,342,318	1,177,074
Trade accounts and other payables	6	2,979,770	268,429
Accrued liabilities		984,799	309,611
Deferred revenue		82,104	326,374
Total current liabilities		5,388,991	2,081,488

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs of $21,617 and $46,330, respectively	8	3,528,383	4,203,670
Other liabilities, non-current		107,780	104,554
Total liabilities		9,025,154	6,389,712

Commitments and contingencies	10	-	-

PARENT’S EQUITY
Parent investment, net	4	8,998,552	7,868,678
Accumulated deficit		(1,553,750)	(828,300)
Parent equity, net		7,444,802	7,040,378

TOTAL LIABILITIES AND PARENT EQUITY		16,469,956	13,430,090

The accompanying notes are an integral part of these unaudited interim carve-out financial statements.

United Maritime Predecessor
Unaudited Interim Carve-out Statements of Operations
For the six-month periods ended June 30, 2022 and 2021
(In US Dollars)

	Notes	2022	2021
Revenues:
Vessel revenue	9	2,302,783	2,456,954
Commissions - related party	3	(27,725)	(30,488)
Commissions		(83,175)	(91,465)
Vessel revenue, net		2,191,883	2,335,001
Expenses:
Voyage expenses		(428,969)	(56,783)
Vessel operating expenses		(1,029,663)	(1,014,182)
Management fees - related party	3	(130,717)	(117,650)
Management fees		(65,455)	(52,500)
General and administration expenses		(331,751)	(272,711)
Amortization of deferred dry-docking costs	6	(239,743)	(156,924)
Depreciation	7	(387,764)	(375,273)
Operating (loss) / income		(422,179)	288,978
Other (expenses) / income, net:
Interest and finance costs, net	11	(315,445)	(373,019)
Foreign currency exchange gain / (losses), net		12,174	(100)
Total other expenses, net		(303,271)	(373,119)
Net loss		(725,450)	(84,141)

The accompanying notes are an integral part of these unaudited interim carve-out financial statements.

United Maritime Predecessor
Unaudited Interim Carve-out Statements of Parent’s Equity
For the six-month periods ended June 30, 2022 and 2021
(In US Dollars)

	Parent Investment, Net	Accumulated Deficit	Total Equity

Balance, December 31, 2020	10,310,473	(2,998,565)	7,311,908
Parent investment, net (Note 4)	315,734	-	315,734
Net loss	-	(84,141)	(84,141)
Balance, June 30, 2021	10,626,207	(3,082,706)	7,543,501

	Parent Investment, Net	Accumulated Deficit	Total Equity

Balance, December 31, 2021	7,868,678	(828,300)	7,040,378
Parent investment, net (Note 4)	1,129,874	-	1,129,874
Net loss	-	(725,450)	(725,450)
Balance, June 30, 2022	8,998,552	(1,553,750)	7,442,802

The accompanying notes are an integral part of these unaudited interim carve-out financial statements.

United Maritime Predecessor
Unaudited Interim Carve-out Statements of Cash Flows
For the six-month periods ended June 30, 2022 and 2021
(In US Dollars)

	2022	2021
Cash flows from operating activities:
Net loss	(725,450)	(84,141)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Depreciation	387,764	375,273
Amortization of deferred dry-docking costs	239,743	156,924
Amortization of deferred finance charges	43,183	52,419
Changes in operating assets and liabilities:
Accounts receivable trade, net	70,000	(6,354)
Inventories	(17,669)	(51,316)
Prepaid expenses	(41,365)	2,548
Deferred charges, net and other long-term investments	(3,221,998)	-
Trade accounts and other payables	2,194,101	23,429
Accrued liabilities	675,188	65,174
Deferred revenue	(244,270)	(123,142)
Net cash (used in) / provided by operating activities	(640,773)	410,814
Cash flows from investing activities:
Vessel’s improvements	(454,585)	-
Net cash used in investing activities	(454,585)	-
Cash flows from financing activities:
Parent investment, net	1,129,874	315,734
Repayments of long term debt	(550,000)	(400,000)
Net cash provided by / (used in) financing activities	579,874	(84,266)
Net (decrease) / increase in cash and cash equivalents and restricted cash	(515,484)	326,548
Cash and cash equivalents and restricted cash at beginning of year	765,484	406,008
Cash and cash equivalents and restricted cash at end of year	250,000	732,556

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period:
Interest	288,254	334,513
Noncash investing activities
Vessel’s improvements	(589,558)	-

The accompanying notes are an integral part of these unaudited interim carve-out financial statements.

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)

1.	Basis of Presentation and General Information:

United Maritime Corporation (the “Company” or “United”) was incorporated by Seanergy Maritime Holdings Corp. (or “Seanergy” or “Parent”) on January 20, 2022 under the laws of the Republic of the Marshall Islands, having a share capital of 500 registered shares, of no par value, issued to the Parent. The Company following the completion of the spin-off in July 2022 (Note 12), serves as the holding company of the following vessel-owning company which was a subsidiary of Seanergy (the “Subsidiary”, or “United Maritime Predecessor”):

•	Sea Glorius Shipping Co.

In particular, in July 2022, the Parent contributed the Subsidiary to United and, as the sole shareholder of the Company, distributed the Company's common shares to its shareholders on a pro rata basis (Note 12).

The accompanying unaudited interim predecessor carve-out financial statements are those of the Subsidiary for all periods presented using the historical carrying costs of the assets and the liabilities of the ship-owning company above from the dates of its incorporation.

The Company is incorporated to provide global shipping transportation services through the ownership of vessels. The vessel is owned through a separate wholly-owned subsidiary.

As of June 30, 2022, the Subsidiary reported a working capital deficit of $4,921,171, which is mainly attributable to the current portion of the long-term debt of $1,400,000 (Note 8) and the increase in trade accounts and other payables and in accrued liabilities due to the vessel’s recent dry-docking. The projected cash flows of the Subsidiary indicate that it will be able to meet its liquidity requirements for the twelve-month period ended following the date of issuance of these financial statements.

The accompanying unaudited interim carve-out financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim carve-out financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2021 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The carve-out balance sheet as of December 31, 2021 has been derived from the audited predecessor carve-out financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions as a result of the war.  With uncertainty remaining at high levels with regards to the global impact of the sanctions already announced to date and the possibility of additional sanctions as well as retaliation measures from Russia’s side that may follow in the period to come, it is difficult to accurately assess the exact impact on the Company. To date, no apparent consequences have been identified on the Company’s business, nor any specific implications on any of its existing counterparties, including clients, suppliers and lenders. It should be noted however that since the Company employs Ukrainian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. Notwithstanding the foregoing, it is possible that the war might eventually have an adverse effect our business, financial condition, results of operations and cash flows.

The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international dry-bulk shipping industry into which the Subsidiary operates. As the situation continues to evolve, it is difficult to predict the long-term impact of the pandemic on the industry. The Subsidiary has not been significantly affected by COVID -19, and is constantly monitoring the developing situation, to the extent possible, the impact of COVID-19 to the Subsidiary.

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)

2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s carve-out financial statements included in the registration statement on Form F-1 for the year ended December 31, 2021, filed by the Company with the SEC on July 12, 2022. There have been no material changes to these policies in the six-month period ended June 30, 2022.

Recent Accounting Pronouncements Adopted

On January 1, 2022, the Company adopted ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. The adoption of ASU No. 2021-05 did not have a material effect in the Company’s carve-out financial statements and disclosures.

3.	Transactions with Related Parties:

The Subsidiary receives management services from Seanergy Management Corp. (“Seanergy Management”), a Marshall Islands corporation, a wholly owned subsidiary controlled by Seanergy. Under the services agreement entered into on September 11, 2015, United Maritime Predecessor pays Seanergy Management a commission fee of 1.25% on hire, freight and demurrage revenue earned for chartering and post fixture services provided. The commission expense for the six-month periods ended June 30, 2022 and 2021 amounted to $27,725 and $30,488, respectively, and is separately reflected under Commissions - related party in the accompanying statements of operations. In addition, under the same agreement, the Subsidiary pays Seanergy Management a daily fee of $650 for the provision of certain other management services. Under a services agreement entered into on June 3, 2022, the Subsidiary pays Seanergy Shipmanagement, a subsidiary of Seanergy, a fixed management fee of $14,000 per vessel per month starting in June 2022 for the provision of certain services such as technical management and insurance arrangements. Management fees charged for the six-month periods ended June 30, 2022 and 2021 amounted to $130,717 and $117,650, respectively, and are separately reflected as Management fees - related party in the accompanying statements of operations. United Maritime Predecessor’s amounts due to Seanergy Management as of June 30, 2022 and December 31, 2021 are assumed by the Parent (Note 4).

4.	Parent Investment, Net:

As of June 30, 2022 and December 31, 2021, Parent investment, net amounting to $8,998,552 and $7,868,678, respectively, consists of the amounts contributed by the Parent, to finance part of the acquisition cost of the vessel, commercial and management services, intercompany amounts due to or from the Parent for working capital purposes, which are forgiven and treated as contributions or distributions of capital and other general and administrative expenses allocated to the United Maritime Predecessor by Parent. Allocated general and administrative expenses include expenses of the Parent such as executive’s cost, legal, treasury, regulatory compliance and other costs. These expenses were allocated on a pro rata basis, based on the number of ownership days of the Subsidiary’s vessel compared to the number of ownership days of the total fleet of the Parent. Such allocations are believed to be reasonable, but may not reflect the actual costs if the United Maritime Predecessor had operated as a standalone company.

As part of Parent, United Maritime Predecessor was dependent upon Parent for all of its working capital and financing requirements, as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to United Maritime Predecessor are accounted for through the Parent equity account and reflected in the carve-out statements of Parent’s equity as an increase or decrease in Parent investment, net. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level have been assigned to the United Maritime Predecessor in the financial statements. Parent equity, net represents Parent’s interest in the recorded net assets of the United Maritime Predecessor.

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)

5.	Cash and Cash Equivalents:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows:

	June 30, 2022	December 31, 2021
Cash and cash equivalents	250,000	765,484
Total	250,000	765,484

Minimum liquidity, not legally restricted, as of June 30, 2022, of $250,000 as per the Subsidiary’s credit facility covenants is included in “Cash and cash equivalents”.

6.	Deferred charges, net and other long-term investments:

Deferred charges and other long-term investments, non-current, include dry-dock charges and investment on equipment not yet installed to vessels. The amounts in the accompanying balance sheets are analyzed as follows:

Deferred charges
Balance December 31, 2020	399,681
Additions	72,318
Amortization	(316,450)
Balance December 31, 2021	155,549
Additions	3,221,998
Amortization	(239,743)
Transferred to Vessels, Net	(72,318)
Balance June 30, 2022	3,065,486

The Gloriuship underwent its scheduled dry-dock during the second quarter of 2022. A significant part of the Trade accounts and other payables balance as of June 30, 2022, relates to the vessel’s dry-docking.

Amount of $72,318 of expenditures relate to the installation of ballast water treatment system completed during the six-month period ended June 30, 2022 and were transferred to Vessels, Net  and included part of Additions in Note 7 below.

7.	Vessel, Net:

The amounts in the accompanying balance sheets are analyzed as follows:

	June 30, 2022	December 31, 2021
Cost:
Beginning balance	16,925,546	16,925,546
- Additions	1,044,143	-
Ending balance	17,969,689	16,925,546

Accumulated depreciation:
Beginning balance	(4,645,275)	(3,888,510)
- Additions	(387,764)	(756,765)
Ending balance	(5,033,039)	(4,645,275)

Net book value	12,936,650	12,280,271

On November 3, 2015, the Subsidiary acquired the Gloriuship for a purchase price of $16,833,520, which was financed through a loan with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG). Additionally, expenditures of $92,025 were capitalized during the years ended December 31, 2017 through December 31, 2020 concerning vessel additions. Additionally, amounts of $1,044,143 and $NIL of expenditures related to the installation of ballast water treatment system were capitalized during the six-month period ended June 30, 2022 and for the year ended December 31, 2021, respectively. Amounts paid in each period in relation to the aforementioned additions are included in “Vessels improvements” under “Cash flows from investing activities” in the statement of cash flows.

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)

The Gloriuship is mortgaged to the secured loan with EnTrust (Note 8).

8.	Long-Term Debt:

Details of the Company’s secured credit and other financial liabilities are discussed in Note 7 of the carve-out financial statements for the year ended December 31, 2021, included in the Company’s registration statement on Form F-1 filed with the SEC on July 12, 2022, and are supplemented by the below new activities within the period.

The amounts in the accompanying balance sheets are analyzed as follows:

	June 30, 2022	December 31, 2021
Secured loan facilities	4,950,000	5,500,000
Less: Deferred financing costs	(79,299)	(119,256)
Total	4,870,701	5,380,744
Less – current portion	(1,342,318)	(1,177,074)
Long-term portion	3,528,383	4,203,670

Existing Loan Facilities

Entrust Facility dated July 15, 2020

As of June 30, 2022, the total amount outstanding under this facility was $4,950,000.

The annual principal payments required to be made after June 30, 2022, not taking into consideration the refinancing discussed in Note 12 are as follows:

Twelve month periods ended June 30,	Amount
2023	1,400,000
2024	1,400,000
2025	1,400,000
2026	750,000
Thereafter	-
Total	4,950,000

9.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Subsidiary places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Subsidiary performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Subsidiary’s investment strategy. The Subsidiary limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

For the six month period ended June 30, 2022, one charterer accounted for all of the Company’s time charter revenues. The maximum aggregate amount of loss due to credit risk that the Company would incur if this charterer failed completely to perform according to the terms of the relevant time charter party, amounted to $NIL as of June 30, 2022.

(b)	Fair Value of Financial Instruments

The fair values of the financial instruments shown in the balance sheets as of June 30, 2022 and December 31, 2021, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.
Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Subsidiary’s own judgments about the assumptions that mark et participants would use in pricing the asset or liability. Those judgments are developed by the Subsidiary based on the best information available in the circumstances.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a)	Cash and cash equivalents, accounts receivable trade, net and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments.
b)
Long-term debt: The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Subsidiary believes the terms of its fixed interest long-term debt are similar to those that could be procured as of June 30, 2022, and the carrying value of $4,950,000 is 1.02% higher than the fair market value of $4,899,299. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs (interest rate curves) of the fair value hierarchy.

10.	Commitments and Contingencies:

Commitments

The following table sets forth the Subsidiary’s future minimum contractual charter revenue based on vessel’s committed non-cancelable time charter contracts as at June 30, 2022 using the charter rates that prevail at the balance sheet date for index-linked time charters (these amounts do not include any assumed off-hire):

Twelve month periods ending June 30,	Amount
2023	4,888,965
Total	4,888,965

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Subsidiary’s vessel. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

The Subsidiary accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements. The Subsidiary is covered for liabilities associated with its vessel's actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

United Maritime Predecessor
Notes to the Unaudited Interim Carve-out Financial Statements
June 30, 2022
(All amounts in US Dollars, unless otherwise stated)

11.	Interest and Finance Costs, net:

Interest and finance costs are analyzed as follows:

	June 30,
	2022	2021
Interest on long-term debt	273,335	318,646
Amortization of debt issuance costs	43,183	52,419
Other, net	(1,073)	1,954
Total	315,445	373,019

12.	Subsequent Events:

On July 6, 2022, the Parent announced that it has completed the spin-off of its wholly-owned subsidiary, United, effective July 5, 2022. Immediately prior to the completion of the spin-off, the Parent contributed the Subsidiary to United.

On July 28, 2022, the Entrust Facility was amended and restated with the purpose to increase the facility from the total amount outstanding to $14,000,000, change the maturity date to February 1, 2024, alter the guarantor of the facility to United and cancel all applicable financial covenants. On August 1, 2022, the drawdown was completed resulting to a new balance outstanding of $14,000,000. The amended and restated facility bears a fixed interest of 7.90% per annum and is repayable through three installments of $1,000,000 each on the dates falling nine, twelve and fifteen months after the drawdown and a final balloon payment of $11,000,000 payable on maturity date.